UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                            FOR THE TRANSITION PERIOD

Beginning        November 8, 2000         and Ending          December 31, 2000
                ------------------                          -------------------



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         KEYSPAN CORPORATE SERVICES LLC
                        --------------------------------
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                     --------------------------------------
                           ("Mutual" or "Subsidiary")

Date of Incorporation       May  7,  1998
                           ---------------

If not Incorporated, Date of Organization        N/A
                                               --------

State of Sovereign Power under which Incorporated or Organized     New York
                                                                 ------------

Location of Principal Executive Offices of Reporting Company      Brooklyn, NY
                                                                --------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Ronald S. Jendras    VP, Controller and Chief Acctg. Officer
---------------------------------------------------------------
       (Name)                                    (Title)

                     1 Metrotech Center, Brooklyn, NY 11201
                     --------------------------------------
                                    (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                               KEYSPAN CORPORATION

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

Consistent with KeySpan Corporation's Application/Declaration on Form U-1 (File No. 70- 09699), the Commission authorized the approval of certain interim measures relating to the implementation of the service company system for the intrasystem provision of goods and services until January 1, 2001. The Commission authorized a transition period beginning November 8, 2000 and ending December 31, 2000, at which time KeySpan was to fully implement its service company plan. By permission of the Commission, this Form U-13-60 contains abbreviated information for the transition period. The abbreviated information consists of the Balance Sheet and Statement of Income of KeySpan Corporate Services LLC ("KCS"), including the companies KCS provided services to and the dollar amounts of such services, as well as a list of any unaffiliated entities to which KCS obtained services and the dollar amounts.


                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                  ---------------------------------------------
                                                                       Schedule or               Page
Description of Schedules and Accounts                                  Account Number            Number
-------------------------------------                                  --------------            ------
BALANCE SHEET                                                          Schedule I                 4-5

            Notes to Financial Statements                              Schedule XIV               6-7

STATEMENT OF INCOME                                                    Schedule XV                  8

            Analysis of Billing - Associate Companies                  Account 499                  9

            Analysis of Billing - Nonassociate Companies               Account 454                 10

            Analysis of Charges for Service - Associate
               And Nonassociate Companies                              Schedule XVI                11

            Schedule of Expense Distribution by Department
                Or Service Function                                    Schedule XVII            12-16

            Outside Services Employed                                                              17



                                   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                   --------------------------------------------


                                                                                                  Page
Description of Reports or Statements                                                             Number
------------------------------------                                                             ------

Organization Chart                                                                                 18


                ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)
                                                                                               As of
                                                                                           December 31,
   Account                                  Description                                        2000
--------------     ---------------------------------------------------------------        ----------------
                   ASSETS AND OTHER DEBIT ACCOUNTS

                   Service Company Property
          101      Service company property                                                       300,614
          107      Construction work in progress                                                   13,481
                                                                                          ----------------
                                                                   Total Property                 314,095
          108      Accumulated provision for depreciation and amortization
                      of service company property                                                (104,172)
                                                                                          ----------------
                                                     Net Service Company Property                 209,923
                                                                                          ----------------

                   Investments
          123      Investment in associate companies                                                    -
          124      Other investments                                                                    -
                                                                                          ----------------
                                                                Total Investments                       -
                                                                                          ----------------

                   Current and Accrued Assets
          131      Cash                                                                                 -
          134      Special deposits                                                                32,425
          135      Working funds                                                                      611
          136      Temporary cash investments                                                           -
          141      Notes receivable                                                                     -
          143      Accounts receivable                                                             21,117
          144      Accumulated provision for uncollectible accounts                                     -
          146      Accounts receivable from associate companies                                   499,672
          152      Fuel stock expenses undistributed                                                    -
          154      Materials and supplies                                                           3,114
          163      Stores expense undistributed                                                         -
          165      Prepayments                                                                        185
          174      Miscellaneous current and accrued assets                                         2,305
                                                                                          ----------------
                                                 Total Current and Accrued Assets                 559,429
                                                                                          ----------------

                   Deferred Debits
          181      Unamortized debt expense                                                             -
          184      Clearing accounts                                                                    -
          186      Miscellaneous deferred debits                                                      363
          188      Research, development or demonstration expenditures                                  -
          190      Accumulated deferred income taxes                                                    -
                                                                                          ----------------
                                                            Total Deferred Debits                     363
                                                                                          ----------------

                                                                                          ----------------
                   Total Assets and Other Debit Accounts                                          769,715
                                                                                          ================




                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)
                                                                                               As of
                                                                                           December 31,
   Account                                  Description                                        2000
--------------     ---------------------------------------------------------------        ----------------
                   LIABILITIES AND OTHER CREDIT ACCOUNTS

                   Proprietary Capital
          200      Common stock issued                                                             34,930
          211      Miscellaneous paid-in-capital                                                        -
          215      Appropriated retained earnings                                                       -
          216      Unappropriated retained earnings                                               (10,939)
                                                                                          ----------------
                                                        Total Proprietary Capital                  23,991
                                                                                          ----------------

                   Long-Term Debt
          223      Advances from associate companies                                              348,044
          224      Other long-term debt                                                                 -
          225      Unamortized premium on long-term debt                                                -
          226      Unamortized discount on long-term debt                                               -
                                                                                          ----------------
                                                             Total Long-Term Debt                 348,044
                                                                                          ----------------

                   Current and Accrued Liabilities
          231      Notes payable                                                                        -
          232      Accounts payable                                                               112,736
          233      Notes payable to associate companies                                           155,136
          234      Accounts payable to associate companies                                         90,483
          236      Taxes accrued                                                                     (813)
          237      Interest accrued                                                                     -
          238      Dividends declared                                                                   -
          241      Tax collections payable                                                          7,980
          242      Miscellaneous current and accrued liabilities                                   23,174
                                                                                          ----------------
                                            Total Current and Accrued Liabilities                 388,696
                                                                                          ----------------

                   Deferred Credits
          253      Other deferred credits                                                             559
          255      Accumulated deferred investment tax credits                                          -
                                                                                          ----------------
                                                           Total Deferred Credits                     559
                                                                                          ----------------

                   Accumulated Deferred Income Taxes
          282      Accumulated deferred income taxes                                                8,425
                                                                                          ----------------
                                                Accumulated Deferred Income Taxes                   8,425
                                                                                          ----------------

                   Total Liabilities and Other Credit Accounts                                    769,715
                                                                                          ================

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC For the Transition Period Ended December 31, 2000
                  Schedule XIV - Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Organization of the Company
KeySpan Corporate Services LLC (KCS or the Company) is a wholly-owned subsidiary of KeySpan Corporation (KeySpan), a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and Energy North, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are, The Brooklyn Union Gas Company, KeySpan Gas East Corporation, Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc., KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC. KCS provides accounting, financial, legal, data processing, administrative, purchasing and other services to the KeySpan system companies. KeySpan Utility Services, LLC (KUS), another service company of KeySpan, provides gas and electric transmission and distribution planning, marketing, gas supply planning and support, research and development, and meter repair operations for certain KeySpan companies.

KCS maintains its accounts in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission (SEC). The accounting policies of KCS conform to generally accepted accounting principles (GAAP).

Service Company Property
Service company property is stated at original cost, which includes labor, material, applicable taxes and allocations of overheads. Depreciation is provided on a straight-line basis in amounts equivalent to composite rates on average depreciable property. The cost of property retired, plus the cost of removal less salvage, is charged to accumulated depreciation. The cost of repair and minor replacement and renewal of property is charged to income as incurred.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and temporary investments purchased with an original maturity of three months or less.

Income Taxes
KeySpan and its subsidiaries file a consolidated federal income tax return. A tax sharing agreement between KeySpan and its subsidiaries provides for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes have been recognized for tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates.

Fair Value of Financial Instruments
The carrying amounts of financial instruments on KCS's books are a reasonable estimate of their fair value.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES
                  LLC For the Transition Period Ended December 31, 2000
                  Schedule XIV - Notes to Financial Statements
                                   (Continued)


Note 2 - Postretirement Benefits

The Company participates in the KeySpan noncontributory defined pension plans, which cover substantially all employees. Benefits are based on years of service and compensation. Funding for pensions is in accordance with federal law and regulations. Net pension income allocated to KCS for the period November 8, 2000 through December 31, 2000 was $ 2.5 million.

The Company participates in the KeySpan noncontributory defined benefit plans covering certain health care and life insurance benefits for retired employees. KeySpan has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to certain limitations contained in the Internal Revenue Code. Postretirement benefit income allocated to KCS for the period November 8, 2000 through December 31, 2000 was $ 0.4 million.


Note 3 - Workforce Reduction Programs

As a result of the Eastern and ENI acquisitions, KeySpan has implemented an early retirement program and a severance program in an effort to reduce its workforce. The early retirement program was completed in December 2000. KCS recorded a charge of $13.3 million to reflect the termination benefits for pension and other postretirement benefits related to its employees who voluntarily elected early retirement. In addition, in December 2000, KCS recorded an $8.9 million liability associated with a severance program.


Note 4 - Notes Payable to Associate Companies (Long-Term)

At December 31, 2000, KCS had $348 million of notes payable to KeySpan. The notes are interest bearing with interest rates ranging from 5.15% to 8.20%. These notes do not have any maturity date. This level of debt supports a capital structure of 90% debt / 10% equity as prescribed by the SEC.


Note 5 - Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted Brooklyn Union and KeySpan Gas East from lending to the utility money pool but they are able to borrow from the utility money pool.


             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                    Transition Period Ended December 31, 2000
                                 SCHEDULE XV
                             STATEMENT OF INCOME
                                (In Thousands)
-------------------------------------------------------------------------------------------------
                                                                                  TRANSITION
   ACCOUNT                               DESCRIPTION                                PERIOD
-------------------------------------------------------------------------------------------------
        INCOME
454            SERVICES RENDERED TO NONASSOCIATE COMPANIES                                   $85
499            SERVICES RENDERED TO ASSOCIATE COMPANIES                                   27,928
                                                                               ------------------
                                        TOTAL INCOME                                     $28,013
                                                                               ------------------
       EXPENSE
904            UNCOLLECTIBLE ACCOUNTS                                                     $1,000
920            SALARIES AND WAGES                                                         11,369
921            OFFICE SUPPLIES AND EXPENSES                                                  781
925            INJURIES AND DAMAGES                                                          (30)
926            EMPLOYEE PENSIONS AND BENEFITS                                             13,828
930.2          MISCELLANEOUS GENERAL EXPENSES                                              1,232
932            MAINTENANCE OF STRUCTURES AND EQUIPMENT                                        56
939            INTERCOMPANY EXPENSES                                                      18,057
403            DEPRECIATION AND AMORTIZATION EXPENSE                                       4,002
408            TAXES OTHER THAN INCOME                                                     1,893
409            INCOME TAXES                                                               (2,810)
410            PROVISION FOR DEFERRED INCOME TAXES                                         6,844
411            PROVISION FOR DEFERRED INCOME TAXES-CR                                    (10,140)
418            NONOPERATING RENTAL INCOME                                                      4
419            INTEREST AND DIVIDEND INCOME                                               (6,142)
421            MISCELLANEOUS INCOME                                                          (62)
422            INTERCOMPANY NONOPERATING INCOME                                             (336)
426.1          DONATIONS                                                                     120
426.3          MISCELLANEOUS INCOME DEDUCTIONS                                                35
426.4          MISCELLANEOUS INCOME DEDUCTIONS-CIVIC                                         106
426.5          OTHER DEDUCTIONS                                                           (5,820)
427            INTEREST ON LONG-TERM DEBT                                                  3,705
428            AMORTIZATION OF DDE                                                           132
430            INTEREST EXPENSE                                                              691
431            OTHER INTEREST EXPENSE                                                        565
                                                                               ------------------
               TOTAL EXPENSE                                                             $39,080
                                                                               ------------------

                                                                               ------------------
               NET INCOME OR (LOSS)                                                     ($11,067)
                                                                               ==================


       ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the Transition
                         Period Ended December 31, 2000
----------------------------------------------------------------------------------------------------------------------
                            ANALYSIS OF BILLING
                            ASSOCIATE COMPANIES
                                ACCOUNT 499
                              (In Thousands)
----------------------------------------------------------------------------------------------------------------------
                                                                              DIRECT/     COMPENSATION       TOTAL
                         NAME OF ASSOCIATE COMPANY                           INDIRECT      FOR USE OF       AMOUNT
                                                                               COSTS         CAPITAL        BILLED
----------------------------------------------------------------------------------------------------------------------
KeySpan Corporation                                                                $156             $0        $156
KeySpan Electric Services LLC                                                    19,365              0      19,365
KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island            5,634              0       5,634
KeySpan Generation LLC                                                            2,642              0       2,642
KeySpan Ravenswood, Inc.                                                             46              0          46
KeySpan Ravenswood Services Corp.                                                    85              0          85
                                                                            ---------------------------------------
                                                                      TOTAL     $27,928             $0     $27,928
                                                                            =======================================




               ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
       Transition Period Ended December 31, 2000
---------------------------------------------------------------------------------------------------------------
                 ANALYSIS OF BILLING
                NONASSOCIATE COMPANIES
                     ACCOUNT 454
                    (In Thousands)
---------------------------------------------------------------------------------------------------------------
                                                                   DIRECT/       COMPENSATION        TOTAL
             NAME OF NONASSOCIATE COMPANY                         INDIRECT        FOR USE OF         AMOUNT
                                                                    COSTS           CAPITAL          BILLED
---------------------------------------------------------------------------------------------------------------
Omnipoint Communications Inc                                           $59                 $0          $59
Sprint PCS                                                               9                  0            9
Island Federal Credit Union                                             11                  0           11
Crown Atlantic                                                           5                  0            5
Northport Cow Harbor Soccer                                              1                  0            1
                                                                -------------------------------------------
                                                       TOTAL           $85                 $0          $85
                                                                ===========================================


INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:
                  Rental of property







             ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC For the
                    Transition Period Ended December 31, 2000
                             SCHEDULE XVI
                   ANALYSIS OF CHARGES FOR SERVICE
                 ASSOCIATE AND NONASSOCIATE COMPANIES
                            (In Thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                            TOTAL             TOTAL
                                                                          ASSOCIATE       NONASSOCIATE
   ACCOUNT                          DESCRIPTION                           COMPANIES         COMPANIES         TOTAL
------------------------------------------------------------------------------------------------------------------------
904           UNCOLLECTIBLE ACCOUNTS                                         $1,000                  $0       $1,000
920           SALARIES AND WAGES                                             11,369                   0       11,369
921           OFFICE SUPPLIES AND EXPENSES                                      781                   0          781
925           INJURIES AND DAMAGES                                              (30)                  0          (30)
926           EMPLOYEE PENSIONS AND BENEFITS                                 13,828                   0       13,828
930.2         MISCELLANEOUS GENERAL EXPENSES                                  1,232                   0        1,232
932           MAINTENANCE OF STRUCTURES AND EQUIPMENT                            56                   0           56
939           INTERCOMPANY EXPENSES                                          18,057                   0       18,057
403           DEPRECIATION AND AMORTIZATION EXPENSE                           4,002                   0        4,002
408           TAXES OTHER THAN INCOME                                         1,893                   0        1,893
409           INCOME TAXES                                                   (2,810)                  0       (2,810)
410           PROVISION FOR DEFERRED INCOME TAXES                             6,844                   0        6,844
411           PROVISION FOR DEFERRED INCOME TAXES-CR                        (10,140)                  0      (10,140)
418           NONOPERATING RENTAL INCOME                                          4                   0            4
419           INTEREST AND DIVIDEND INCOME                                   (6,142)                  0       (6,142)
421           MISCELLANEOUS INCOME                                              (62)                  0          (62)
422           INTERCOMPANY NONOPERATING INCOME                                 (336)                  0         (336)
426.1         DONATIONS                                                         120                   0          120
426.3         MISCELLANEOUS INCOME DEDUCTIONS                                    35                   0           35
426.4         MISCELLANEOUS INCOME DEDUCTIONS-CIVIC                             106                   0          106
426.5         OTHER DEDUCTIONS                                               (5,820)                  0       (5,820)
427           INTEREST ON LONG-TERM DEBT                                      3,705                   0        3,705
428           AMORTIZATION OF DDE                                               132                   0          132
430           INTEREST EXPENSE                                                  691                   0          691
431           OTHER INTEREST EXPENSE                                            565                   0          565
                                                                       ----------------------------------------------
              TOTAL COST OF SERVICE                                         $39,080                  $0      $39,080
                                                                       ==============================================



                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
               For the Transition Period Ended December 31, 2000
                       SCHEDULE XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
-------------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                                                            -------------------------------------------------
                                                                     DEPARTMENT OR SERVICE FUNCTION
                                                            -------------------------------------------------
                                                                         BUSINESS                   CLAIMS
                                                              TOTAL     AND GOV'T     BUSINESS     AND RISK
 ACCOUNT                     DESCRIPTION                      AMOUNT    RELATIONS    IMPROVEMENT     MGT
-------------------------------------------------------------------------------------------------------------
904        UNCOLLECTIBLE ACCOUNTS                               $1,000       $0            $0         $0
920        SALARIES AND WAGES                                   11,369        0             0          0
921        OFFICE SUPPLIES AND EXPENSES                            781        0             0          0
925        INJURIES AND DAMAGES                                    (30)       0             0          0
926        EMPLOYEE PENSIONS AND BENEFITS                       13,828        0             0          0
930.2      MISCELLANEOUS GENERAL EXPENSES                        1,232        0             0          0
932        MAINTENANCE OF STRUCTURES AND EQUIPMENT                  56        0             0          0
939        INTERCOMPANY EXPENSES                                18,057       71            37          9
403        DEPRECIATION AND AMORTIZATION EXPENSE                 4,002        0             0          0
408        TAXES OTHER THAN INCOME                               1,893        0             0          0
409        INCOME TAXES                                         (2,810)       0             0          0
410        PROVISION FOR DEFERRED INCOME TAXES                   6,844        0             0          0
411        PROVISION FOR DEFERRED INCOME TAXES-CR              (10,140)       0             0          0
418        NONOPERATING RENTAL INCOME                                4        0             0          0
419        INTEREST AND DIVIDEND INCOME                         (6,142)       0             0          0
421        MISCELLANEOUS INCOME                                    (62)       0             0          0
422        INTERCOMPANY NONOPERATING INCOME                       (336)       0             0          0
426.1      DONATIONS                                               120        0             0          0
426.3      MISCELLANEOUS INCOME DEDUCTIONS                          35        0             0          0
426.4      MISCELLANEOUS INCOME DEDUCTIONS-CIVIC                   106      106             0          0
426.5      OTHER DEDUCTIONS                                     (5,820)       0             0          0
427        INTEREST ON LONG-TERM DEBT                            3,705        0             0          0
428        AMORTIZATION OF DDE                                     132        0             0          0
430        INTEREST EXPENSE                                        691        0             0          0
431        OTHER INTEREST EXPENSE                                  565        0             0          0
                                                            ---------------------------------------------
           TOTAL COSTS                                         $39,080     $177           $37         $9
                                                            =============================================




              ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
               For the Transition Period Ended December 31, 2000
                            SCHEDULE XVII (CONTINUED)
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
----------------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                 -----------------------------------------------------------------------------------------------
                        DEPARTMENT OR SERVICE FUNCTION
                 -----------------------------------------------------------------------------------------------
                                           CORPORATE
                   CONTROLLER'S       COST        CUSTOMER      CUSTOMER       ELECTRICAL         EMERGENCY
    ACCOUNT           OFFICE         CENTER       SERVICES      STRATEGY        ENGINEER        PREPAREDNESS
----------------------------------------------------------------------------------------------------------------
904                        $0        $1,000            $0            $0                $0                $0
920                         0         2,440             0             0                 0                 0
921                         0           707             0             0                 0                 0
925                         0           (30)            0             0                 0                 0
926                         0        14,006             0             0                 0                 0
930.2                       0         1,232             0             0                 0                 0
932                         0             0             0             0                 0                 0
939                       742         2,928         5,030           546               921                74
403                         0         4,002             0             0                 0                 0
408                         0         1,893             0             0                 0                 0
409                         0        (2,810)            0             0                 0                 0
410                         0         6,844             0             0                 0                 0
411                         0       (10,140)            0             0                 0                 0
418                         0             0             0             0                 0                 0
419                         0        (6,024)            0             0                 0                 0
421                         0           (62)            0             0                 0                 0
422                         0          (336)            0             0                 0                 0
426.1                       0             0             0             0                 2                 0
426.3                       0             0             0             0                 0                 0
426.4                       0             0             0             0                 0                 0
426.5                       0        (5,826)            0             0                 0                 0
427                         0         3,705             0             0                 0                 0
428                         0           132             0             0                 0                 0
430                         0           691             0             0                 0                 0
431                         0           565             0             0                 0                 0
                 -------------------------------------------------------------------------------------------
TOTAL COSTS              $742       $14,917        $5,030          $546              $923               $74
                 ===========================================================================================




              ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
               For the Transition Period Ended December 31, 2000
                            SCHEDULE XVII (CONTINUED)
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
-----------------------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                -------------------------------------------------------------------------------------------------------
                      DEPARTMENT OR SERVICE FUNCTION
                -------------------------------------------------------------------------------------------------------
                                                 FACILITIES    FINANCIAL                         FORECASTING
                         ENVIRONMENTAL              REAL      & RESOURCE       FLEET        & LOAD       INFORMATION
    ACCOUNT          ENGINEER        EXECUTIVE     ESTATE         MGT           MGT        RESEARCH      TECHNOLOGY
-----------------------------------------------------------------------------------------------------------------------
904                          $0           $0         $0              $0          $0             $0              $0
920                           0            0          0               0           0              0               0
921                           0            0          0               0           0              0               0
925                           0            0          0               0           0              0               0
926                           0            0          0               0           0              0               0
930.2                         0            0          0               0           0              0               0
932                           0            0         56               0           0              0               0
939                         281          435        982              98          73            152             813
403                           0            0          0               0           0              0               0
408                           0            0          0               0           0              0               0
409                           0            0          0               0           0              0               0
410                           0            0          0               0           0              0               0
411                           0            0          0               0           0              0               0
418                           0            0          4               0           0              0               0
419                           0            0          0               0           0              0               0
421                           0            0          0               0           0              0               0
422                           0            0          0               0           0              0               0
426.1                         0            0          0               0           0              0               0
426.3                        35            0          0               0           0              0               0
426.4                         0            0          0               0           0              0               0
426.5                         0            0          0               0           0              0               0
427                           0            0          0               0           0              0               0
428                           0            0          0               0           0              0               0
430                           0            0          0               0           0              0               0
431                           0            0          0               0           0              0               0
                ---------------------------------------------------------------------------------------------------
TOTAL COSTS                $316         $435     $1,042             $98         $73           $152            $813
                ===================================================================================================



                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
               For the Transition Period Ended December 31, 2000

                            SCHEDULE XVII (CONTINUED)
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
-----------------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                -------------------------------------------------------------------------------------------------
                          DEPARTMENT OR SERVICE FUNCTION
                -------------------------------------------------------------------------------------------------
                                                          M&A         MATERIALS             OPERATIONAL
                     HUMAN       INTERNAL    LEGAL     RESOURCE          M&S         & CUSTOMER     OPERATIONS
    ACCOUNT        RESOURCES     AUDITING    STAFF     PLANNING      PURCHASING       SUPPORT        COMPUTER
-----------------------------------------------------------------------------------------------------------------
904                      $0         $0        $0            $0              $0             $0             $0
920                   8,914          0         0             0               0              0              0
921                       0          0         0             0              74              0              0
925                       0          0         0             0               0              0              0
926                    (178)         0         0             0               0              0              0
930.2                     0          0         0             0               0              0              0
932                       0          0         0             0               0              0              0
939                   1,189        274       597           107             457            237            208
403                       0          0         0             0               0              0              0
408                       0          0         0             0               0              0              0
409                       0          0         0             0               0              0              0
410                       0          0         0             0               0              0              0
411                       0          0         0             0               0              0              0
418                       0          0         0             0               0              0              0
419                       0          0         0             0               0              0              0
421                       0          0         0             0               0              0              0
422                       0          0         0             0               0              0              0
426.1                     0          0         0             0               0              0              0
426.3                     0          0         0             0               0              0              0
426.4                     0          0         0             0               0              0              0
426.5                     0          0         0             0               0              0              0
427                       0          0         0             0               0              0              0
428                       0          0         0             0               0              0              0
430                       0          0         0             0               0              0              0
431                       0          0         0             0               0              0              0
                ---------------------------------------------------------------------------------------------
TOTAL COSTS          $9,925       $274      $597          $107            $531           $237           $208
                =============================================================================================




                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
               For the Transition Period Ended December 31, 2000

                            SCHEDULE XVII (CONTINUED)
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)
-------------------------------------------------------------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.  (See Instruction 01-3 General Structure of
Accounting System: Uniform System of Account)

                  -------------------------------------------------------------------------------------------------------
                        DEPARTMENT OR SERVICE FUNCTION
                  -------------------------------------------------------------------------------------------------------
                                                                             STRATEGIC
                                      POWER         PUBLIC                    PLANNING       TECHNOLOGY
     ACCOUNT        PLANNING       ENGINEERING      AFFAIRS     SECURITY       & MGT         OPERATIONS      TREASURY
-------------------------------------------------------------------------------------------------------------------------
904                      $0                $0          $0           $0             $0               $0            $0
920                       0                 0          15            0              0                0             0
921                       0                 0           0            0              0                0             0
925                       0                 0           0            0              0                0             0
926                       0                 0           0            0              0                0             0
930.2                     0                 0           0            0              0                0             0
932                       0                 0           0            0              0                0             0
939                     208               401         211          143             12              757            64
403                       0                 0           0            0              0                0             0
408                       0                 0           0            0              0                0             0
409                       0                 0           0            0              0                0             0
410                       0                 0           0            0              0                0             0
411                       0                 0           0            0              0                0             0
418                       0                 0           0            0              0                0             0
419                       0                 0           0            0              0                0          (118)
421                       0                 0           0            0              0                0             0
422                       0                 0           0            0              0                0             0
426.1                     0                 0         118            0              0                0             0
426.3                     0                 0           0            0              0                0             0
426.4                     0                 0           0            0              0                0             0
426.5                     0                 0           0            0              0                0             6
427                       0                 0           0            0              0                0             0
428                       0                 0           0            0              0                0             0
430                       0                 0           0            0              0                0             0
431                       0                 0           0            0              0                0             0
                  ---------------------------------------------------------------------------------------------------
TOTAL COSTS            $208              $401        $344         $143            $12             $757          ($48)
                  ===================================================================================================



                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
               For the Transition Period Ended December 31, 2000

                            OUTSIDE SERVICE EMPLOYED
                                 (In Thousands)
------------------------------------------------------------------------------------------------------------------------
INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                              RELATIONSHIP
                                                 DESCRIPTION OF              "A"= ASSOCIATE
          FROM WHOM PURCHASED                   LARGEST INVOICE            "NA"= NONASSOCIATE      AMOUNT     ACCOUNT
------------------------------------------------------------------------------------------------------------------------
Legal Services
Cullen & Dykman                         Legal Services                             NA                   $326        165
Dickstein, Shapiro, Morin & Oshinsky    Legal Services                             NA                    475        186
2 Other Items Less than $100,000                                                   NA                     68        186
                                                                                                 ------------
                                        Subtotal - Legal Services                                       $869
                                                                                                 ============

Computer Services
Paradigm System Integration             Enhancement and System Maint.              NA                    106        118
16 Other Items Less than $100,000                                                  NA                    277
                                                                                                 ------------
                                        Subtotal - Computer Services                                    $383
                                                                                                 ============

Environmental Services
6 Items Less than $100,000                                                         NA                     79
                                                                                                 ------------
                                        Subtotal - Environmental Services                                $79
                                                                                                 ============


                                        TOTAL                                                         $1,331
                                                                                                 ============

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                  ORGANIZATION CHART (AS OF DECEMBER 31, 2000)


Chairman and Chief Executive Officer

   President and Chief Operating Officer

      Executive Vice President, Strategic Services
      Executive Vice President, KeySpan Energy Delivery New England Executive Vice President, Electric Operations
      Executive Vice President, Gas Operations
      Executive Vice President, Shared Services

        Senior Vice President and Chief Financial Officer
        Senior Vice President, Finance, Accounting and Regulatory Affairs Senior Vice President,Corporate Affairs
        Senior Vice President, Corporate Development and Asset Management Senior Vice President and Chief Information Officer
        Senior Vice President, Strategic Marketing and E-Business
        Senior Vice President, Human Resources
        Senior Vice President and General Counsel

         Vice President, Employee and Labor Relations
         Vice President, Strategic Planning
         Vice President, Customer Strategy
         Vice President, Staffing and Development
         Vice President, Customer Relations
         Vice President, Controller and Chief Accounting Officer Vice President, Financial Planning
         Vice President, Environmental Engineering and Services Vice President, Public Affairs
         Vice President, Compensation and Benefits
         Vice President, Secretary and Deputy General Counsel Vice President, Operating Services
         Vice President and Treasurer
         Vice President, Government and Regulatory Relations

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                         KEYSPAN CORPORATE SERVICES LLC
                         ------------------------------
                           (Name of Reporting Company)




                         By: /s/ Ronald S. Jendras
                         ------------------------------
                            (Signature of Signing Officer)

                            Ronald S. Jendras
                            Vice President, Controller and Chief Acctg. Officer
                            ---------------------------------------------------
                            (Printed Name & Title of Signing Officer)

                             Date: April 30, 2001